Exhibit 18

February 27, 2019

Board of Directors
Central Pacific Financial Corp.
220 South King Street
Honolulu, Hawaii 96813

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Central Pacific Financial Corp.’s (the “Company”) Annual Report on Form 10-K for the year-ended December 31, 2018 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and issued our report thereon dated February 27, 2019. Note 1 to the financial statements describes a change in accounting principle from the cost method of accounting for Low Income Housing Tax Credit investments to the proportional amortization method of accounting. It should be understood that the preferability of one acceptable method of accounting over another for low income housing tax credit investments has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment regarding the purpose and economics of these investments, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ Crowe LLP
Sacramento, California